

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

June 25, 2008

Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, California 91998

   RE: Willis Lease Finance Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for Fiscal Quarter Ended March 31, 2008
      File No. 1-15369

Dear Mr. Forsyth:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief